

March 8, 2007

Via Facsimile ((816) 374-3300) and U.S. Mail

Gregory G. Johnson, Esq.
Bryan Cave LLP
3500 One Kansas City Place
1200 Main Street
Kansas City, MO 64105

> **Re: First American Capital Corporation**
> **Schedule TO-I filed March 2, 2007**
> **SEC File No. 005-78976**

Dear Mr. Johnson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Item 3. Identity and Background of Filing Person

1.   Please include the disclosure in the offer document delivered to security holders.

Item 10. Financial Statements

2.   We note here and throughout the offer document that you express doubt about your ability to have the funds necessary to pay for the securities you are offering to purchase and the related fees and expenses. We also note that you do not have any alternative financing arrangements or plans in the event your cash reserves

are insufficient to purchase the tendered securities. Given your disclosure, it appears that your financial statements are material to a security holder's decision to tender into your offer. Therefore, revise your disclosure to include the financial statements required by Item 10 of Schedule TO and advise us regarding how you intend to disseminate that information to security holders.

Item 13. Information Required by Schedule 13E-3

3.   We note in your annual report on Form 10-KSB that you currently have approximately 4,900 record holders. Please provide us your detailed legal analysis of the applicability of Rule 13e-3 to this transaction. In your analysis, please address whether this tender offer combined with your proposed reverse stock split constitutes a "series of transactions" subject to Rule 13e-3. Refer to Rules 13e-3 and 12g5-1 and interpretation M.30 of the July 1997 Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov) for guidance concerning the calculation of record shareholders under Rule 12g5-1.

Offer to Purchase

4.   We note that you have stated you will purchase "up to $500,000 maximum aggregate value of shares of [your] common stock." Please tell us how your offer complies with the requirements of Item 1004(a)(1)(i) of Regulation M-A and Rule 13e-4(f)(1)(ii). Alternatively, please revise your offer to comply with the stated requirements.

5.   In light of the wide price range within which you will accept tenders, please provide us with your analysis regarding whether you have adequately identified the offer price for the securities as required by Item 1004(a)(1)(ii) of Regulation M-A. In your analysis, please address how your offer structure comports to previous no-action and interpretive positions the Staff has taken.

Cover Page

6.   We note that you intend to return securities not accepted "promptly as practicable." Please revise the language here and throughout the offer document to state that you will return such shares "promptly," as required by Rule 13e-4(f)(5). Also apply this comment to your disclosure in Section 5 of "The Offer" section that states you will pay for tendered securities "as soon as practicable after the Expiration Date."

Forward Looking Statements, page 4

7.   We note your statement in the last paragraph that you "undertake no obligation to

make any revision to the forward-looking statements…." This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise your disclosure.

Conditions of the Tender Offer, page 24

8. We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time on or after March 30, 2007 and prior to the time of payment for any shares." This disclosure suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer. Make a similar revisions to your offer document, as necessary.

9. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the conditions that relate to a material impairment of the contemplated benefits the bidder may enjoy from the offer or the contemplated future conduct of your and your subsidiaries' business. Please revise to specify or generally describe the benefits of the offer and the future conduct of your business to you so that security holders will have the ability to objectively determine whether the condition has been triggered.

10. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Price Range of Shares, page 25

11. Please specify the date of your security sales at $1.67 per share rather than state the sales were conducted "recently."

Certain Information Concerning Us, page 26

12.   Revise your disclosure to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

13.   We note that you attempt to incorporate by reference into the Offer document all filings under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

Interests of Directors and Executive Officers, page 27

14.   Note that beneficial ownership, defined in Rule 13d-3, does result from shared residence of immediate family members with the director or officer, as stated in the first paragraph following the table in this section. Please revise.

15.   With respect to your disclosure under "Other Agreements Involving the Company's Securities," please tell us why you need to qualify your disclosure "to the best of [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Certain United States Federal Income Tax Considerations, page 29

16.   We note the heading of this section and the first paragraph of your disclosure refer to "certain" of the material federal income tax consequences of the tender offer. Please revise your disclosure to ensure that you discuss all material consequences.

17.   Delete the reference to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

18.   While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise here and throughout your offer document.

Extension of the Offer, page 33

19.   We note that you intend to make an announcement of an extension no later than 9:00 a.m., *Kansas City, Missouri* time on the first business day after the previously scheduled expiration date. Please revise your disclosure to comply with Rule 14e-1(d) which requires such notices to be provided no later than 9:00 *Eastern* time. Please make a similar revisions throughout the offer document. Revise also your definition of "business day" to comply with the definition in Rule 13e-4(a)(3).

Letter of Transmittal

20.   We note that on page 6 of the Letter of Transmittal you require tendering security holders to certify that they have read and agree to all of the terms of the offer. The request for such a certification is improper. Please revise to delete that requirement. Alternatively, amend the form to include a legend in bold typeface that indicates the bidder does not view the certification made by security holders that they understand the offer materials as a waiver of liability and that the bidder promises not to assert that this provision constitutes a waiver of liability.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to the company's disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions